SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Portugal Telecom informs on Shareholders General Meeting

Lisbon, Portugal, 19 April 2006 – Portugal Telecom, SGPS, S.A.’s Board of Directors informs its shareholders that:

1.

The Board of Directors disagrees with the understanding issued by the Portuguese Securities Commission (Comissão do Mercado de Valores Mobiliários, “CMVM”) in response to Sonaecom petition regarding the Annual General Meeting of shareholders to be held on April 21, 2006. This position is seconded by law professors. Shareholders themselves, and not the Board of Directors, are exclusively competent to resolve on the matters included in the proposals submitted by the Board of Directors to the general meeting. Therefore, it is not understandable how such may be considered defensive measures of the Board of Directors;

2.	It should be noted that CMVM’s understanding is non-binding, considering that only a court of law may determine the validity or invalidity of shareholders’ resolutions;

3.

Notwithstanding, the Board of Directors also considers that the legal discussion on matters in no way benefits the company and its shareholders, considering that, as clearly and repeatedly clarified by the Board of Directors, it is not nor was it ever the Board of Directors’ proposal to execute such actions during the tender offer process;

4.

In this light, the Board of Directors has decided to withdraw the proposals timely submitted to the shareholders on items 7, 8, 12, 13 and 14 of the agenda of the general meeting of shareholders to be held on April 21, 2006. These proposals are related to the purchase of own shares, share buyback programme and the issue of bonds, including convertible bonds;

5.

The Board of Directors also decided not to submit these matters to an extraordinary general meeting specially convened for such purposes, pursuant to no. 3 of article 182.° of the Portuguese Securities Code (Código dos Valores Mobiliários), not only because this would not necessarily be the appropriate framework to vote on such matters, thereby creating a serious precedent for the company and for the market, but also because, once again, it was and is not the intention of the Board of Directors to execute such measures during the tender offer process;

6.	In this light, the Board of Directors emphasises the necessity to convene a general meeting of shareholders to resolve on such matters.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego , Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

Investors are urged to read the Company's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Lisbon, Portugal.

PT is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.